As filed with the Securities and Exchange Commission on October 6, 1999
                                                      Registration No. 333-71525
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                              --------------------

                         POST-EFFECTIVE AMENDMENT NO. 1
                                   TO FORM S-3
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933


                              --------------------

                                 RCN CORPORATION
             (Exact name of Registrant as specified in its charter)

               Delaware                                         22-3498533
       (State or jurisdiction of                             (I.R.S. Employer
    incorporation or organization)                          Identification No.)

                               105 Carnegie Center
                            Princeton, NJ 08540-6215
                                 (609) 734-3700

    (Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

                               John J. Jones, Esq.
                                 RCN Corporation
                               105 Carnegie Center
                            Princeton, NJ 08540-6215
                                 (609) 734-3700

            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                            ------------------------

                                    Copy to:

                              Julia K. Cowles, Esq.
                              Davis Polk & Wardwell
                              450 Lexington Avenue
                               New York, NY 10017
                                 (212) 450-4000

                            ------------------------

       Approximate date of commencement of proposed sale to the public: From time to time after this Registration Statement becomes effective. If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. |_|

      If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. |X|

      If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|

      If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|

       If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. |_|

                                              CALCULATION OF REGISTRATION FEE
==================================================================================================================================
                                                                    Proposed
               Title of Each Class of            Amount to be   Maximum Offering       Proposed Maximum           Amount of
            Securities to be Registered           Registered    Price Per Share    Aggregate Offering Price   Registration Fee (4)
----------------------------------------------------------------------------------------------------------------------------------
Common Stock, Preferred Stock and
  Debt Securities................................    N/A              N/A            $969,611,899 (1)(2)           $269,552
----------------------------------------------------------------------------------------------------------------------------------
Common Stock..................................... 1,107,539         27 7/16            $30,388,101 (3)              $8,448
==================================================================================================================================
(1)  Such indeterminate number or amount of Common Stock, Preferred Stock and
     Debt Securities as may from time to time be issued at indeterminate prices.
(2)  Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) and exclusive of accrued interest and dividends, if any.
(3)  Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c), based on the average high and low prices of the
     Common Stock on January 26, 1999 on The Nasdaq Stock Market, which was
     $27 7/16.
(4)  $278,000 was paid in connection with the filing of the Registration
     Statement on February 1, 1999.


                           --------------------------

    The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

================================================================================

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

                  SUBJECT TO COMPLETION, DATED OCTOBER 6, 1999

PROSPECTUS

                                     [LOGO]

                                 $1,000,000,000
                                 consisting of:

                                  $969,611,899
                 Common Stock, Preferred Stock, Debt Securities

                                1,107,539 Shares
                                  Common Stock

                                 RCN Corporation

                                  -------------

      We may offer common stock, preferred stock or debt securities, and one of our shareholders may offer up to 1,107,539 shares of our common stock, from time to time. Specific terms of securities offered by us will be provided in supplements to this prospectus. You should read this prospectus and any supplement carefully before you invest.

                                  -------------

     Our common stock trades on the Nasdaq National Market under the symbol "RCNC".

                                  -------------

     Investing in these securities involves certain risks. See "Risk Factors" beginning on page 7.

                                  -------------

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                 The date of this prospectus is October 6, 1999

      You should rely only on the information contained in or incorporated by reference in this prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained in or incorporated by reference in this prospectus is accurate as of any date other than the date on the front of this prospectus.

                                  -------------

                                TABLE OF CONTENTS

                                                                            Page
                                                                            ----


Summary.......................................................................2
Risk Factors..................................................................7
Where You Can Find More Information..........................................13
Special Note on Forward-Looking Statements...................................13
Use of Proceeds..............................................................14
Dividends....................................................................14
Market Price and Dividend Information........................................14
Selected Historical Consolidated Financial Data..............................15
Business.....................................................................17
Description of Capital Stock.................................................22
Description of Debt Securities...............................................27
Selling Shareholder..........................................................35
Plan of Distribution.........................................................36
Legal Matters................................................................37
Experts......................................................................37

                                     SUMMARY

      This summary may not contain all the information that may be important to you. You should read the entire prospectus, including the financial data and related notes, before making an investment decision.

      We are building high-speed, high-capacity advanced fiber optic networks in selected markets with high levels of population density. Our strategy is to become the leading single source provider of voice, video and data services to residential customers in each of our markets by offering individual or bundled service options, superior customer service and competitive prices. We are also constructing our networks with significant excess capacity in order to accommodate expanded services in the future.

      Our initial advanced fiber optic networks have been established in selected markets in the Boston to Washington, D.C. corridors, which includes New York City, and also in the San Francisco Bay area. In Boston and Washington, we operate through joint ventures with Boston Edison Company and PEPCO Communications, L.L.C., respectively. We are typically building the first true local network to compete with the aging infrastructure of the incumbent service providers in our markets.

      Because our network development plan involves relatively low fixed costs, we are able to schedule capital expenditures to meet expected subscriber growth in each major market. Our principal fixed costs in each such market are incurred in connection with the establishment of a video transmission and telephone switching facility. To make each market economically viable, it is then necessary to construct infrastructure to connect a minimum number of subscribers to the transmission and switching facility. We phase our market entry projects to ensure that we have sufficient cash on hand to fund this construction.

      We have extensive operating experience in the telephone, video and Internet industries and in the design, development and construction of telecommunications facilities. As of December 31, 1998, we had approximately 855,000 total service connections, including approximately 123,000 connections provided to customers on our advanced fiber optic network.

Business Strategy

      Our goal is to become the leading provider of communication services to residential customers in our target markets by pursuing the following key strategies:

      o Exploit the "Last Mile" Bottleneck in Existing Local Networks. Existing local networks are typically low capacity, single service facilities without the bandwidth for multiple or new services and revenue streams. We seek to be the first operator of an advanced fiber optic network offering advanced communications services to residential customers in our target markets.

      o Continue Construction of Advanced Fiber Optic Networks. Our advanced fiber optic networks are designed with sufficient capacity to meet the growing demand for high speed, high capacity, voice, video and data services. Our networks also have a significant amount of excess capacity which will be available for the introduction of new products.

      o Leverage our Network and Customer Base. We are able to leverage our network by delivering a broad range of communications products and by focusing on high density residential markets. This bandwidth capacity and home density allows us to maximize the revenue potential per mile of constructed network. We believe we can further exploit our network capacity and customer base by exploring opportunities to deliver new products and services in the future, including complementary commercial and wholesale products and services.

      o Offer Bundled Voice, Video and Data Services with Quality Customer Service. By connecting customers to our own network, we improve our operating economics and have complete control over our customers' experience with us.

      o Continue to Use Strategic Alliances. We have been able to enter markets quickly and efficiently and to reduce the up-front capital investment required to deploy our networks by entering into strategic alliances.

Connections

      Because we deliver a variety of services to our customers, we report the total number of our various revenue generating service connections for local telephone, video programming and Internet access. For example, a single customer who purchases local telephone, video programming and Internet access counts as three connections. The table below shows our growth in total connections and growth in customers connected to advanced fiber optic networks, which we refer to as "On-Net Connections".


                                               As of
                       -----------------------------------------------------
                       12/31/97    3/31/98    6/30/98    9/30/98    12/31/98
                       --------    -------    -------    -------    --------
Total Connections:
 Voice...............    28,114     44,950     60,480     78,950      95,890
 Video...............   239,403    243,157    249,360    255,100     261,662
 Data................       150    370,538    400,148    474,127     497,809
                        -------    -------    -------    -------     -------
   Total.............   267,667    658,645    709,988    808,177     855,361
                        -------    -------    -------    -------     -------

On-Net Connections...    15,148     20,339     48,212     82,842     123,393
Homes Passed.........    44,045     63,386    122,977    213,983     304,505
Marketable Homes.....        --         --    111,187    181,353     270,406


      Our off-net connections are delivered through a variety of facilities including hybrid fiber/coaxial cable systems and a wireless video system.

                                  -------------

      Our principal executive offices are located at 105 Carnegie Center, Princeton, New Jersey, 08540, and our telephone number is (609) 734-3700. We maintain a website at www.rcn.com where general information about us is available. We are not incorporating the contents of the website into this prospectus.

                              About this Prospectus


      This prospectus is part of a registration statement that we filed with the SEC utilizing a "shelf" registration process. Under this shelf process, we may sell any combination of the securities described in this prospectus in one or more offerings for up to an aggregate total dollar amount of $969,611,899, and one of our shareholders may offer 1,107,539 shares of our common stock. This prospectus provides you with a general description of the securities we may offer. Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. Sales by the selling shareholder may not require the provision of a prospectus supplement. You should read both this prospectus and any prospectus supplement together with additional information described under the heading WHERE YOU CAN FIND MORE INFORMATION.

                                  Risk Factors

      You should carefully consider all of the information in this prospectus and, in particular, you should evaluate the specific risk factors set forth under the caption "Risk Factors", beginning on page 7.

                 Summary Historical Consolidated Financial Data

      The table below sets forth our selected historical consolidated financial data. We did not operate as an independent company prior to September 30, 1997. Therefore, we had to make certain assumptions in preparing data for prior periods, and the data may not reflect the results of operations or the financial condition which would have resulted if we had operated as a separate, independent company during those periods. The data also do not necessarily indicate our future results of operations or financial condition.

      The selected historical consolidated financial data for the years ended December 31, 1998, 1997 and 1996 and as of December 31, 1998 and 1997 are derived from and should be read in conjunction with our audited historical consolidated financial statements incorporated by reference to our report on Form 10-K for the year ended December 31, 1998.

                                                                                     Year Ended December 31,
                                                                             --------------------------------------
                                                                              1996            1997            1998
                                                                             ------          ------          ------
Statement of Operations Data:
Total sales...............................................................  $104,910        $127,297         $210,940
Costs and expenses, excluding depreciation and amortization...............    79,107         134,967          262,352
Nonrecurring charges......................................................        --          10,000               --
Acquired research and development.........................................        --              --           18,293
Depreciation and amortization.............................................    38,881          53,205           89,088
                                                                             -------       ---------        ---------
Operating (loss)..........................................................   (13,078)        (70,875)        (158,793)
Interest income...........................................................    25,602          22,824           58,679
Interest expense..........................................................   (16,046)        (25,602)        (112,239)
Other (expense) income, net...............................................      (546)            131           (1,889)
(Benefit) provision for income taxes......................................       979         (20,849)          (4,998)
Equity in loss of unconsolidated entities.................................    (2,282)         (3,804)         (12,719)
Minority interest in loss of consolidated entities........................     1,340           7,296           17,162
Extraordinary charge- debt prepayment penalty, net of tax of $1,728.......        --          (3,210)              --
Cumulative effect of change in accounting for start-up costs, net of tax..        --              --             (641)
                                                                             -------       ---------        ---------
Net (loss)................................................................   $(5,989)       $(52,391)       $(205,442)
                                                                             =======       =========        =========
Balance Sheet Data (at end of period):
Cash, temporary cash investments and short-term
      investments.........................................................  $108,674        $638,513       $1,012,574
Investments restricted for debt service...................................        --          61,911           43,306
Total assets..............................................................   628,085       1,150,992        1,907,615
Long-term debt (excluding current portion)................................   131,250         686,103        1,263,036
Shareholders' equity......................................................   390,765         356,584          371,446

Other Data:
EBITDA before nonrecurring charges........................................    25,803          (7,670)         (51,412)

Cash Provided by (Used in):
Operating Activities......................................................    23,831           2,069           35,110
Investing Activities......................................................    (9,377)       (475,860)        (828,176)
Financing Activities......................................................     9,391         634,858          690,282

----------
(1)  Nonrecurring charges represent costs of $10,000 incurred in 1997 as a result of the termination of a marketing services agreement related to our wireless video services, and costs of $18,293 incurred in 1998 relating to acquisition of in-process technology in connection with acquisitions.


                                       5



(2) EBITDA before nonrecurring charges represents earnings before interest, depreciation and amortization, and income taxes. Because of the capital intensive nature of the business and resulting large non-cash charges for depreciation, EBITDA is commonly used in the communications industry by management, investors, and analysts to analyze companies on the basis of operating performance, leverage and liquidity. RCN intends to judge the success of its initial rollout of fiber optic networks before deciding whether to undertake additional capital expenditures to expand its network in new areas. RCN believes that EBITDA is a critical measure of success.
     Because RCN is in a growth-oriented and capital intensive phase of development, it incurs depreciation and amortization charges in new markets which may obscure its earnings growth in more mature markets. In addition, EBITDA provides a measure of the availability of funds for various uses including repayment of debt, expansion into new markets and acquisitions.
     EBITDA is not intended to represent cash flows for the period and should not be considered as an alternative to cash flows from operating, investing or financing activities as determined in accordance with U.S. GAAP. EBITDA is not a measurement under U.S. GAAP and may not be comparable with other similarly titled measures of other companies. Certain of our debt agreements contain certain covenants that, among other things, limit our and our subsidiaries' ability to incur indebtedness, pay dividends, prepay subordinated indebtedness, repurchase capital stock, engage in transactions with stockholders and affiliates, create liens, sell assets and engage in mergers and consolidations. Certain of these covenants are based on EBITDA performance measures.

                                  RISK FACTORS


      You should carefully consider each of the following risks and all of the other information set forth in this prospectus before deciding to invest in our securities. Some of the following risks relate principally to our business in general and the industry in which we operate. Other risks relate principally to the securities markets and ownership of our securities. The risks and uncertainties described below are not the only ones facing our company. Additional risks and uncertainties not presently known to us or that we currently believe to be immaterial may also adversely affect our business.

      If any of the following risks and uncertainties develop into actual events, our business, financial condition or results of operations could be materially adversely affected. In such case, the trading price of our securities could decline, and you may lose all or part of your investment.

      This prospectus contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks faced by us described below and elsewhere in this prospectus.

We have a limited operating history and have incurred negative cash flow and operating losses

      We have only recently begun operating a voice, video and data services business. Accordingly, you will need to evaluate our performance based on a limited operating history. In connection with entering this business, we have incurred operating and net losses and negative cash flows and expect to continue to do so for the next five to seven years as we expand our network and customer base. Whether we continue to have negative cash flow in the future will be affected by a variety of factors including:

          o   our pace of entry into new markets;
          o the time and expense required for constructing our fiber optic network as we planned;
          o   our success in marketing services;
          o   the intensity of competition; and
          o the availability of additional capital to pursue our business plans.

      We had operating losses after depreciation and amortization and nonrecurring charges of $158,793,000, $70,875,000 and $13,078,000 for the years ended December 31, 1998, 1997 and 1996. We can not assure you that we will achieve or sustain profitability or positive cash flows from operating activities in the future.

Additional growth will require additional capital, and our total capital needs may be substantial

      We expect that we will require substantial additional capital to expand the development of our network and operations into new areas. We will need capital to fund the construction of our advanced fiber optic networks, upgrade our hybrid fiber/coaxial plant and fund operating losses and pay our debts. Based on our current growth plan, we currently estimate that our capital requirements for the period from January 1, 1999 through 2000 will be approximately $1.8 billion, which include capital expenditures of approximately $700 million in 1999 and approximately $1 billion in 2000. These capital expenditures do not include amounts our joint venture partners contribute to the Boston and Washington, D.C. joint ventures. We are obligated to pay our portion of any capital contributions required by the joint ventures' annual budget or capital contribution schedule. If our joint venture partner(s) fail to make anticipated capital contributions, it could have a material adverse effect on our business. See "Business--Network Development and Financing Plan."

      We may seek additional sources of funding from vendor financing, public offerings or private placements of equity and/or debt securities, and bank loans. We cannot assure you that additional financing will be available to us or, if available, that it can be obtained on a timely basis and on acceptable terms. If we fail to obtain such financing, it could result in the delay or curtailment of our development and expansion plans and expenditures and could have a material adverse effect on our business.

      Our estimates of capital requirements are forward-looking statements that are subject to change. The actual timing and amount of capital required to develop our network and to fund operating losses may vary materially from our estimates if there are significant departures from the current business plan, unforeseen delays, cost overruns, engineering design changes or other unanticipated expenses or occurrences.

Our substantial indebtedness limits our business flexibility

      We have indebtedness that is substantial in relation to our shareholders' equity and cash flow. As of December 31, 1998, we had an aggregate of approximately $1,267 million of indebtedness outstanding. As a result of our substantial indebtedness, fixed charges are expected to exceed earnings for the foreseeable future, and our operating cash flow may not be sufficient to pay principal and interest on our various debt securities. The extent of our leverage may also have the following consequences:

          o limit our ability to obtain necessary financing in the future for working capital, capital expenditures, debt service requirements or other purposes;
          o require that a substantial portion of our cash flows from operations be dedicated to paying principal and interest on our indebtedness and therefore not be available for other purposes;
          o limit our flexibility in planning for, or reacting to, changes in our business;
          o place us at a competitive disadvantage as compared with our competitors who do not have as much debt; and
          o render us more vulnerable in the event of a downturn in our business.

      Our outstanding debt securities contain customary covenants limiting our flexibility, including covenants limiting our ability to incur additional debt, make liens, make investments, consolidate, merge or acquire other businesses and sell assets, pay dividends and other distributions, make capital expenditures and enter into transactions with affiliates.

Our holding company structure structurally subordinates our creditors, including holders of our debt securities

      We are a holding company with limited assets that conducts substantially all of our operations through subsidiaries and joint ventures. The securities will be solely our obligations and no other entity has any obligation, contingent or otherwise, to make any payments under the securities. Accordingly, we will be dependent on dividends and other distributions from subsidiaries and joint ventures to pay off our obligations, including the principal and interest on debt securities that may be issued by means of this prospectus. The ability of our subsidiaries and joint ventures to pay dividends to us will be subject to the terms of their debt instruments and applicable law. In addition, our joint ventures require our consent and the consent of our joint venture partner to distribute or advance funds to us. Claims of holders of the debt securities will be effectively junior in priority to the debt and other liabilities and commitments of our subsidiaries and joint ventures. Our interest in the joint ventures will be limited to the extent of our direct or indirect equity interest in the joint ventures. Consequently, in the event our subsidiaries or joint ventures become insolvent, liquidate, reorganize, dissolve or otherwise wind up their business, our creditors' claims will be junior to the prior claims of those entities' creditors, including trade creditors, and any prior or equal claim of any joint venture partner. Any distributions of our equity interests in our non-wholly owned subsidiaries or in joint ventures may be expected to be made on an equal basis to all equity holders. We expect that a majority of our cash flow in the advanced fiber optic network business will ultimately be derived from our joint venture investments. The indenture under which the debt securities will be issued will permit substantial indebtedness to be incurred by our subsidiaries and joint ventures. The indenture does not, except under limited circumstances, require our subsidiaries to guarantee the debt securities. In addition, the indenture will permit our subsidiaries and joint ventures to become parties to debt instruments that limit these entities' ability to pay dividends or make distributions to us.

We may not be able to manage our growth or integrate our acquisitions

      The expansion and development of our operations, including the construction and development of additional networks, will depend on several factors, including our ability to:

          o   access markets,
          o   design fiber optic network backbone routes,
          o install or lease fiber optic cable and other facilities, including switches, and
          o obtain rights-of-way, building access rights and any government authorizations, franchises and permits,

all in a timely manner, at reasonable costs and on satisfactory terms and conditions.

      In addition to the markets we are presently developing, we continually evaluate other potential markets. These markets may be within the Boston to Washington, D.C. corridor or in non-contiguous areas. As is the case in our present markets, we intend to evaluate potential markets in terms of population density and favorable demographics, and to apply a strategy of building network facilities to meet the needs of targeted subscribers in new markets. We cannot assure you that we will be able to expand our existing network or to identify and develop new markets. Furthermore, our ability to manage our expansion effectively will also require us to continue to implement and improve our operating and administrative systems and attract and retain qualified management and professional and technical personnel. If we are not able to manage our planned expansion effectively, it could have a material adverse effect on our business.

      We recently announced our intention to begin developing advanced fiber optic networks in selected high density markets outside of the Boston to Washington, D.C. corridor, initially in the San Francisco Bay Area. Our proposed expansion into non-contiguous markets could place additional strain on management resources. Furthermore, although we believe that our experience in the Northeast will provide us with strategic advantages in developing new markets, we cannot assure you that our experience in our current markets will be replicated in the western United States.

      We have experienced significant growth through acquisitions and will continue to consider acquisition opportunities that arise from time to time. Acquisitions may place a significant strain on our resources, and we may incur additional expenses during the integration of the acquired company with our business. For instance, the process of integrating the Internet service provider businesses we acquired in 1998 may take a significant period of time and require significant expenditure, including costs to upgrade the systems and internal controls of these businesses. As a result, we cannot assure you that we will be able to integrate these businesses successfully or in a timely manner.

Our business is dependent upon acceptance of fiber optic technology as the platform of choice

      The telecommunications industry has been and will continue to be subject to rapid and significant changes in technology. The effect of technological changes on our business cannot be predicted, and we cannot assure you that the fiber optic technology that we use will not be supplanted by new or different technologies.


We are dependent on our strategic relationships and joint ventures


      We have entered into a number of strategic alliances and relationships which allowed us to enter into the market for telecommunications services earlier than if we had made the attempt independently. As our network is further developed, we will be dependent on some of these arrangements to provide a full range of telecommunications service offerings. Our key strategic relationships include:

          o our arrangements with MFS Communications Company, Inc. (a subsidiary of WorldCom, Inc.) to lease portions of MFS/WorldCom's fiber optic network in New York City and Boston;

          o our joint venture with Boston Edison Company under which we have access to its extensive fiber optic network in Greater Boston;

          o our joint venture with Pepco Communications to develop and operate an advanced fiber optic network in the Washington, D.C. market; and

          o our agreement with Level 3 to provide us with access to its cross-country fiber network.

      Our joint venture agreements with Boston Edison Company and Pepco Communications contain provisions for the management, governance and ownership of the RCN-BECOCOM and Starpower joint ventures, respectively. Certain matters require the approval of our joint venture partner, including some matters beyond our control, such as a change of control. In addition, although certain covenants contained in our indentures apply to the joint venture companies, neither the joint venture companies nor our joint venture partners are parties to these indentures and are not bound to comply with the indentures. A disagreement with our joint venture partners over certain business actions, including actions related to compliance with these indentures, could impede our ability to conduct our business. It may also trigger deadlock provisions in the joint venture agreements which could force us to sell our interest in the relevant joint venture or buy out the interest of the other joint venturer.


      In addition, any disruption of our relationships or arrangements with incumbent local exchange carriers, such as Bell Atlantic, could have a material adverse effect on our company. We cannot assure you that we will successfully negotiate agreements with the incumbent local exchange carrier in new markets or renew existing agreements. Our failure to negotiate or renew required interconnection and resale agreements could have a material adverse effect on our business.


We may encounter difficulties in competing in the highly competitive telecommunications industry

      In each of the markets where we offer our services, we face significant competition from larger, better-financed telephone carriers and cable companies. Virtually all markets for voice, video and data services are extremely competitive, and we expect that competition will intensify in the future. Our principal competitors include:

          o traditional and competitive telephone companies, including Bell Atlantic, AT&T, Sprint, and MCI WorldCom, some of which are constructing extensive fiber optic networks and expanding into data services;

          o cable television service operators such as Time Warner, some of which are beginning to offer telephone and data services through cable networks using fiber optic networks and high-speed modems;

          o established online services, such as America Online and Internet services of other telecommunications companies;

          o alliances and combinations of telephone companies, cable service providers and Internet companies, including the recently announced alliance that will combine services of AT&T, TCI and At Home; and

          o developing technologies such as Internet-based telephony and satellite communications services.

It may be difficult to gain customers from the incumbent providers which have historically dominated their markets.

      Other new technologies may become competitive with services that we offer. Advances in communications technology as well as changes in the marketplace and the regulatory and legislative environment are constantly occurring. In addition, a continuing trend toward business combinations and alliances in the telecommunications industry may also create significant new competitors. We cannot predict the extent to which competition from such developing and future technologies or from such future competitors will impact our operations.


Our business plan depends upon continued application of regulations that have been challenged in the past


      Our ability to provide telephone and video programming transmission services was made possible by important changes in government regulations which have been subsequently challenged and may be subject to change in the future. These regulations often have a direct or indirect impact on the costs of operating our networks, and therefore the profitability of our services. In addition, we will continue to be subject to other regulations at the federal, state and local levels, all of which may change in the future. We cannot assure you that we will be able to obtain all of the authorizations we need to construct advanced fiber optic network facilities or to retain the authorizations we have already acquired. It is possible that changes in existing regulations could have an adverse impact on our ability to obtain or retain authorizations and on our business.


We may not be able to procure programming services from the third parties we depend on


      Our video programming services are dependent upon our management's ability to procure programming that is attractive to our customers at reasonable commercial rates. We are dependent upon third parties for the development and delivery of programming services. These programming suppliers charge us for the right to distribute the channels to our customers. The costs to us for programming services is determined through negotiations with these programming suppliers. Management believes that the availability of sufficient programming on a timely basis will be important to our future success. We cannot assure you that we will have access to programming services or that management can secure rights to such programming on commercially acceptable terms.

The expansion of our Internet services business has subjected us to additional risks

      The expansion of our Internet services business has subjected us to additional risks. These risks will affect our ability to develop a profitable Internet services business. These special factors include:

          o evolving industry standards which have the potential to make our services obsolete by replacing or providing lower-cost alternatives to our services;

          o constraints on server capacity or supply of equipment (such as modems and servers) which could result in a strain on incoming access lines, causing busy signals and/or delays for our subscribers;

          o network infrastructure and risk of system failure, such as viruses, which could lead to interruptions, delays, or cessation of our services, as well as corruption of our or our subscribers' computer systems;

          o possible claims of liability against us as a result of computer viruses or security breaches; and

          o the evolving competitive and regulatory environment concerning Internet services.

Our management may have conflicts of interest with other companies

      Level 3 Telecom beneficially owns approximately 46% of our common stock. Level 3 Telecom effectively has the power to elect a majority of our directors and to decide the outcome of substantially all matters voted on by shareholders. This may tend to deter non-negotiated tender offers or other efforts to obtain control of our company and thereby deprive shareholders of opportunities to sell shares at prices higher than the prevailing market price. Moreover, a disposition by Level 3 Telecom of a significant portion of our common stock, or the perception that such a disposition may occur, could affect the trading price of our common stock and the control of our company. The common stock of Level 3 Telecom is owned 90% by Level 3 and 10% by David C. McCourt, our Chairman and Chief Executive Officer. Mr. McCourt has been a member of the Board of Directors and President of Level 3 Telecom since September 1992. Based upon a review of documents filed with the SEC, we believe that as of December 31, 1998, 16.1% of the common stock of Level 3 was owned by directors and executive officers of Level 3, five of whom (Walter Scott, Jr., Richard R. Jaros, David C. McCourt, James Q. Crowe and Michael B. Yanney) are executive officers or directors of RCN. The remaining shares of Level 3 common stock are owned by other persons, none of whom own more than 5% of outstanding shares.

      As a result of the September 30, 1997 spin-off of our shares to holders of common equity of Commonwealth Telephone Enterprises, Inc., relationships exist that may lead to conflicts of interest. Level 3 Telecom effectively controls both us and Commonwealth Telephone. In addition, the majority of our named executive officers are also directors and/or executive officers of Commonwealth Telephone. Our success may be affected by the degree which our officers and directors are involved in our business and the abilities of officers, directors and employees in managing both our company and Commonwealth Telephone. We will deal with potential conflicts of interest on a case-by-case basis taking into consideration relevant factors including the requirements of The Nasdaq National Market and prevailing corporate practices.


      In February 1999, we announced that we have entered into joint construction agreements with Level 3. We also recently announced that we have entered into a letter of intent with Level 3 for Level 3 to provide us with cross-country capacity to allow our customers to connect to major Internet connection points in the United States. Although these arrangements are designed to reflect similar arrangements entered into by parties negotiating at arm's length, we cannot assure you that we would not be able to obtain better terms from an unrelated third party.


The price of our securities may fluctuate significantly following any offering

      Prior to an offering, there has been no public market for the debt securities and the preferred stock. We cannot assure you that any market will develop for the debt securities or the preferred stock. After we issue securities, they may trade at prices that are higher or lower than your purchase price. The trading price for our securities will depend on prevailing interest rates, the market for similar securities and other factors, including economic conditions and our financial condition, performance and prospects. In particular, the prices of non-investment grade securities historically have been highly volatile. We cannot assure you that the future market for our debt securities will not be subject to similar volatility.

                       WHERE YOU CAN FIND MORE INFORMATION

      We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document that we file at the Public Reference Room of the SEC at 450 Fifth Street, NW, Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. You may also inspect our filings at the regional offices of the SEC located at Citicorp, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and 7 World Trade Center, New York, New York 10048 or over the Internet at the SEC's WEB site at http://www.sec.gov.

      The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 until we sell all of the securities:

          (a) Current Report on Form 8-K dated May 8, 1998;

          (b) Current Report on Form 8-K dated March 19, 1999; and

          (c) Annual Report on Form 10-K for the year ended December 31, 1998.

      You may request a copy of these filings at no cost, by writing or telephoning the office of Valerie Haertel, RCN Corporation, 105 Carnegie Center, Princeton, N.J. 08540-6215, telephone number (609) 734 -3700.

                   SPECIAL NOTE ON FORWARD-LOOKING STATEMENTS

      This prospectus includes forward-looking statements. We have based these forward-looking statements on our current expectations and projections about future events. These forward-looking statements are subject to risks, uncertainties, and assumptions about our business, including, among other things:

          o   plans to develop networks and upgrade facilities;
          o   opportunities presented by target markets;
          o plans to connect certain wireless video, resale telephone and Internet service customers to advanced fiber optic networks;
          o   development of existing businesses;
          o   current and future markets for services and products;
          o   anticipated capital expenditures;
          o   impact of the Year 2000 issue;
          o   anticipated sources of capital; and
          o effects of regulatory reform and competitive and technological developments.

      We have no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or risks. New information, future events or risks may cause the forward-looking events we discuss in this prospectus not to occur.

                                 USE OF PROCEEDS


      Unless otherwise indicated in a prospectus supplement, the net proceeds from the sale of the securities will be used to fund our network development, operating losses and for general corporate purposes. We will not receive any proceeds from the sale of shares by the selling shareholder.


                                    DIVIDENDS

      We anticipate that future revenues will be used principally to support operations and finance business growth. Accordingly, we do not intend to declare or pay cash dividends in the foreseeable future. Our Board of Directors has the discretion to declare or pay any cash dividends in the future. Their decision to declare any dividends and the amount of any dividends will depend on a number of factors, including our financial condition, capital requirements, funds from operations, future business prospects and any other factor that they may deem relevant. We are a holding company and our ability to pay cash dividends is dependent on our ability to receive cash dividends, advances and other payments from our subsidiaries. Our credit agreement contains restrictions on our subsidiaries' ability to pay dividends. In addition, we have entered into indentures in connection with our debt securities which also restrict our and certain of our subsidiaries' ability to pay dividends. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" in our 10-K for the year ended December 31, 1998.

                      MARKET PRICE AND DIVIDEND INFORMATION

      Our common stock (symbol: "RCNC") currently trades on the Nasdaq National Market.

      The following table sets forth the high and low bid prices per share of the common stock on the Nasdaq National Market and cash dividends declared on the common stock since September 30, 1997:


                                                     Common stock
                                         ------------------------------------
                                           Market Price($)           Cash
                                         -------------------       Dividends
                                           High        Low        Declared($)
1997                                     --------    -------      -----------
Quarter ending September 30..            15 11/16    10 9/16           0
Quarter ending December 31...            21 1/2      12 1/2            0
1998
Quarter ending March 31......            30 5/8      15 7/8            0
Quarter ending June 30.......            29 3/8      19 1/4            0
Quarter ending September 30..            24 5/16     12 3/8            0
Quarter ending December 31...            25           8 3/4            0
1999
Quarter ending March 31......            39 3/4      17 3/4            0


      Our common stock was distributed on September 30, 1997 to holders of record of the common stock of Commonwealth Telephone Enterprises, Inc. on September 19, 1997. Accordingly, market price and dividend information have only been set forth in the table above for the quarter ending September 30, 1997 and subsequent periods. Information for the quarter ending September 30, 1997 reflects the partial period between September 19, 1997 through September 30, 1997.


      The last reported sale price per share of our common stock on October 1, 1999, the last practicable date prior to the filing of this prospectus, was $38 1/16.

      On October 1, 1999, there were approximately 2,821 holders of common stock. On October 1, 1999, 76,324,768 shares of common stock were outstanding.

                 SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

      The table below sets forth our selected historical consolidated financial data. Prior to September 30, 1997, we operated as part of C-TEC Corporation. The historical consolidated financial data presented below reflect periods during which we did not operate as an independent company. Accordingly, we had to make certain assumptions to reflect the results of operations or the financial condition which would have resulted if we had operated as a separate, independent company during the periods listed below. You should not rely on the historical consolidated financial data as an indication of our results of operation and financial condition that would have been achieved if we had operated as a separate, independent company during the periods listed below. The historical consolidated financial data also do not necessarily indicate our future results of operation or financial condition.

      The selected historical consolidated financial data for the year ended December 31, 1994 and as of December 31, 1994 are derived from our unaudited historical consolidated financial statements not included in this prospectus. The selected historical consolidated financial data as of December 31, 1995 are derived from our audited historical consolidated financial statements not included in this prospectus. The selected historical consolidated financial data for the year ended December 31, 1995 and as of December 31, 1996 are derived from and should be read in conjunction with our audited historical consolidated financial statements incorporated by reference to our 10-K for the year ended December 31, 1997. The selected historical consolidated financial data for the years ended December 31, 1998, 1997 and 1996 and as of December 31, 1998 and 1997 are derived from and should be read in conjunction with our audited historical consolidated financial statements incorporated by reference to our 10-K for the year ended December 31, 1998. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" in our 10-K for the year ended December 31, 1998.

                                                                       Year Ended December 31,
                                                -------------------------------------------------------------------
                                                 1994           1995           1996           1997            1998
                                                ------         ------         ------         ------          ------
Statement of Operations Data:
Sales                                           $59,500       $91,997       $104,910        $127,297        $210,940
Costs and expenses, excluding depreciation
  and amortization...........................    49,747        75,003         79,107         134,967         262,352
Nonrecurring charges.........................        --            --             --          10,000              --
Acquired research and development............        --            --             --              --          18,293
Depreciation and amortization................     9,803        22,336         38,881          53,205          89,088
                                                 ------        ------         ------          ------         -------
Operating (loss).............................       (50)       (5,342)       (13,078)        (70,875)       (158,793)
Interest income..............................    21,547        29,001         25,602          22,824          58,679
Interest expense.............................   (16,669)      (16,517)       (16,046)        (25,602)       (112,239)
Other (expense) income, net..................     1,343          (304)          (546)            131          (1,889)
(Benefit) provision for income taxes.........     2,340         1,119            979         (20,849)         (4,998)
Equity in loss of unconsolidated entities....        --        (3,461)        (2,282)         (3,804)        (12,719)
Minority interest in loss (income) of
  consolidated entities......................       (95)         (144)         1,340           7,296          17,162
Extraordinary charge-debt prepayment
  penalty, net of tax of $1,728..............        --            --             --          (3,210)             --
Cumulative effect of changes in accounting
  principles.................................       (83)           --             --              --            (641)
                                                 ------        ------         ------          ------         -------
Net (loss) income............................    $3,653        $2,114        $(5,989)       $(52,391)      $(205,442)
                                                 ======        ======         ======          ======         =======
Ratio of earnings to fixed charges...........      1.36          1.41           0.75           (1.87)          (0.91)
Deficiency of earnings to fixed charges......       N/A           N/A            N/A        $(73,522)      $(214,242)
Balance Sheet Data (at end of period):
Total assets.................................  $568,586      $649,610       $628,085      $1,150,992      $1,907,615
Long-term debt excluding current portion.....   154,000       135,250        131,250         686,103       1,263,036


                                       15




                                                                       Year Ended December 31,
                                                -------------------------------------------------------------------
                                                 1994           1995           1996           1997            1998
                                                ------         ------         ------         ------          ------
Shareholders' equity.........................   372,847       394,069        390,765         356,584         371,446
Other Data:
EBITDA before nonrecurring charges...........     9,753        16,994         25,803          (7,670)        (51,412)

Cash Provided by (Used in):
Operating Activities.........................     6,193        48,559         23,831           2,069          35,110
Investing Activities.........................  (140,152)     (146,203)        (9,377)       (475,860)       (828,176)
Financing Activities.........................   280,014       (31,203)         9,391         634,858         690,282


----------
(1)  Nonrecurring charges represent costs of $10,000 incurred in 1997 the termination of a marketing services agreement related to our wireless video services, and costs of $18,293 incurred in 1998 relating to acquisition of in-process technology in connection with the acquisitions.

(2) The deficiency of earnings to fixed charges is based on income from continuing operations and has been computed on a total enterprise basis.
     Earnings represent income before income taxes, and fixed charges.
     Fixed charges consist of interest expense and debt amortization costs.

(3) EBITDA before nonrecurring charges represents earnings before interest, depreciation and amortization, and income taxes. Because of the capital intensive nature of the business and resulting large non-cash charges for depreciation, EBITDA is commonly used in the communications industry by management, investors, and analysts to analyze companies on the basis of operating performance, leverage and liquidity. RCN intends to judge the success of its initial rollout of fiber optic networks before deciding whether to undertake additional capital expenditures to expand its network in new areas. RCN believes that EBITDA is a critical measure of success.
     Because RCN is in a growth-oriented and capital intensive phase of development, it incurs depreciation and amortization charges in new markets which may obscure its earnings growth in more mature markets. In addition, EBITDA provides a measure of the availability of funds for various uses including repayment of debt, expansion into new markets and acquisitions.
     EBITDA is not intended to represent cash flows for the period and should not be considered as an alternative to cash flows from operating, investing or financing activities as determined in accordance with U.S. GAAP. EBITDA is not a measurement under U.S. GAAP and may not be comparable with other similarly titled measures of other companies. Certain of our debt agreements contain certain covenants that, among other things, limit our and our subsidiaries' ability to incur indebtedness, pay dividends, prepay subordinated indebtedness, repurchase capital stock, engage in transactions with stockholders and affiliates, create liens, sell assets and engage in mergers and consolidations.

                                    BUSINESS


Overview

      We are building high-speed, high-capacity advanced fiber optic networks in selected markets with high levels of population density. Our current services include local and long distance telephone, video programming and data services, including high speed Internet access. Our strategy is to become the leading single-source provider of voice, video and data services to residential customers in each of our markets by offering individual or bundled service options, superior customer service and competitive prices. We are also constructing our networks with significant excess capacity in order to accommodate expanded services in the future. We intend to expand the services provided to our customers through strategic alliances and opportunistic development of complementary products. In addition, we will use the excess capacity in our fiber optic networks to provide services to commercial customers located on or near our networks. As a result of recent acquisitions and internal growth, we are a leading regional Internet service provider in the Boston to Washington, D.C. corridor. Our Internet businesses have recently been integrated under the brand name "RCN.com."

      Our initial advanced fiber optic networks have been established in selected markets in the Boston to Washington, D.C. corridor, including New York City, and the San Francisco Bay area. We are typically building the first true local network to compete with the aging infrastructure of the incumbent service providers in our markets. In the Boston market we operate our advanced fiber optic network through a joint venture with Boston Edison Company. We own and manage 51% owned of the venture and it is accounted for on a consolidated basis. In the Washington, D.C. market, we are developing an advanced fiber optic network through a joint venture named Starpower with Pepco Communications, L.L.C., an indirect wholly owned subsidiary of Potomac Electric Power Company. We own 50% of Starpower and Pepco Communications owns 50% and it is accounted for under the equity method of accounting. We believe that these joint ventures provide us with a number of important advantages. For example, we are able to access rights of way of our joint venture partners and use their existing fiber optic facilities. This allows us to enter our target markets quickly and efficiently and to reduce our up-front costs of developing our networks. In addition, our joint venture partners provide us with additional assets, equity capital and established customer bases. We also benefit from our relationship with our largest shareholder, Level 3 Communications, Inc., and from the experience gained by certain of our key employees who participated in the operation and development of other telephone, cable television and business ventures, including MFS Communications Company, Inc.

      Because we deliver a variety of services, we report the total number of our various service connections purchased for local telephone, video programming and Internet access rather than the number of customers. For example, a single customer who purchases local telephone, video programming and Internet access counts as three connections. Because we view long distance as a complementary product, we do not currently include customers of our long distance service as connections. See "--RCN Services--Connections." As of December 31, 1998, we had approximately 855,000 connections which were delivered through a variety of our owned and leased facilities including hybrid fiber/coaxial cable systems, a wireless video system and advanced fiber optic networks. As of that date, we had approximately 123,000 total connections attributable to customers connected to advanced fiber optic networks ("on-net" connections) and had approximately 732,000 connections attributable to customers served through other facilities ("off-net" connections). See "--RCN Services." We obtained approximately 370,000 of our 497,000 Internet service connections through acquisitions of subscriber bases during 1998.


      We have extensive operating experience in both the telephone and video industries and in the design and development of telecommunications facilities. Our experience provides us with expertise in systems operation and development, and gives us an established infrastructure for customer service and billing for both voice and video services and established relationships with suppliers of equipment and video programming. In addition, our management team and board of directors benefit from experience gained when they managed C-TEC, which prior to September 30, 1997 owned and operated our company. C-TEC has over 100 years of experience in the telephone business and nearly 25 years of experience in the cable television business. Both C-TEC and certain members of management also have extensive experience in the design and development of advanced telecommunications facilities.

      We seek to exploit competitive opportunities in selected markets where population density, favorable demographics and the aging infrastructure of the incumbent service providers' network facilities combine to create a particularly attractive opportunity to develop advanced fiber optic networks. We continue to construct network facilities within the Boston to Washington, D.C. corridor. We believe that our experience in the Northeast will provide us with a key strategic advantage as we enter markets in the San Francisco to San Diego corridor.

West Coast Expansion

      We recently began to develop advanced fiber optic networks in selected high density markets outside of the Boston to Washington, D.C. corridor. Our initial west coast network is being developed in the San Francisco Bay Area, which is densely populated and has high per capita income and the highest per capita Internet usage in the United States. We have received competitive local exchange carrier ("CLEC") status in California. We have also obtained an "open video system" ("OVS") certification from the Federal Communications Commission for the City of San Francisco and surrounding counties and have begun to develop our network in the San Francisco Bay Area. We expect to expand into selected markets in or near Southern California. As is the case in our existing markets, we intend to focus on high density markets with favorable demographics, and to apply a subscriber-driven investment strategy. We expect to begin offering services in the San Francisco Bay Area in late 1999.

Business Strategy

      Our goal is to become the leading provider of communications services to residential customers in our target markets by pursuing the following key strategies:

      Exploit the "Last Mile" Bottleneck in Existing Local Networks: Existing local networks are typically low capacity, single service facilities without the bandwidth for multiple or new services and revenue streams. Investment in the local network or "last mile" has not generally kept pace with other industry and technological advances. In our target markets, we seek to be the first operator of an advanced fiber optic network offering advanced communications services to residential customers.

      Continue Construction of Advanced Fiber Optic Networks: Our advanced fiber optic networks are designed with sufficient capacity to meet the growing demand for high speed, high capacity, voice, video and data services. Our networks also have a significant amount of excess capacity at relatively low incremental cost which will be available for the introduction of new products. We believe that our high capacity advanced fiber optic networks provide us with certain competitive advantages such as the ability to offer bundled services and the opportunity to recover the cost of our network through multiple revenue streams. In addition, our networks generally provide superior signal quality and network reliability relative to the typical networks of the incumbent service providers.

      Leverage our Network and Customer Base: We are able to leverage our network by delivering a broad range of communications products and by focusing on high density residential markets. This bandwidth capacity and home density allows us to maximize the revenue potential per mile of constructed network. We believe we can further exploit our network capacity and customer base by exploring opportunities to deliver new products and services in the future, including complementary commercial and wholesale products and services.

      Offer Bundled Voice, Video and Data Services with Quality Customer
Service: We offer our customers a single-source package of competitively priced voice, video and data services, individually or on a bundled basis, with quality customer service. By connecting customers to our own network, we improve our operating economics and have complete control over our customers' experience with us. We believe that the combination of bundled communications services and quality customer care that we provide is superior to services that are typically available from most incumbent telephone, cable or other service providers.

      Continue to Use Strategic Alliances: We have been able to enter markets quickly and efficiently and to reduce the up-front capital investment required to deploy our networks by entering into strategic alliances with companies such as BECO, Pepco Communications, Level 3, Qwest and MCI/WorldCom. By establishing relationships with these companies, we are able to take advantage of their existing extensive fiber optic networks and other assets, and our own existing cable television infrastructure, to expedite and reduce the cost of market entry and business development. We will continue to evaluate other strategic alliances in our existing markets and our developing markets.

Network Development and Financing Plan

      Because our network development plan involves relatively low fixed costs, we are able to schedule capital expenditures to meet expected subscriber growth in each major market. Our principal fixed costs in each such market are incurred in connection with the establishment of a video transmission and telephone switching facility. To make each market economically viable, it is then necessary to construct infrastructure to connect a minimum number of subscribers to the transmission and switching facility. We phase our market entry projects to ensure that we have sufficient cash on hand to fund this construction.

      Based on our current growth plan, we expect that we will require substantial additional capital to expand the development of our network and operations into new areas within our larger target markets. We will need capital to fund the construction of our advanced fiber optic networks, upgrade our hybrid fiber/coaxial plant and fund operating losses and repay our debts. We currently estimate that our capital requirements for the period from January 1, 1999 through 2000 will be approximately $1.8 billion, which include capital expenditures of approximately $700 million in 1999 and approximately $1 billion in 2000. These capital expenditures will be used principally to fund additional construction of our fiber optic network in high density areas in the Boston, New York City, Washington, D.C. and San Francisco Bay area markets as well as to expand into new markets (including selected markets in the western United States) and to develop our information technology systems. These estimates are forward-looking statements that may change if circumstances related to construction, timing of receipt of regulatory approvals and opportunities to accelerate the deployment of our networks do not occur as we expect. In addition to our own capital requirements, our joint venture partners are each expected to contribute approximately $275 million (of which $120 million has been contributed) to the joint ventures through 2000 in connection with development of the Boston and Washington, D.C. markets.

      In order to facilitate growth beyond 2000, we expect to supplement our existing available credit facilities and operating cash flow by seeking additional capital to increase our network coverage and pay for other capital expenditures, working capital, debt service requirements and anticipated further operating losses. We may seek additional sources of funding from vendor financing, public offerings or private placements of equity and/or debt securities, and bank loans.

      In March 1999, we secured a $1 billion bank facility from The Chase Manhattan Bank and sold $250 million of convertible preferred stock to a private investment fund.

RCN Services

      We provide a wide range of local and long distance telephone, video programming and data services, both individually and in bundled service options.

      We provide these services through a range of facilities including our advanced fiber optic networks in New York City, Boston and Washington D.C., a wireless video system in New York City, our hybrid fiber/coaxial cable systems in the states of New York (outside New York City), New Jersey and Pennsylvania. We also provide, on a limited basis, resale local and long distance telephony services.

      Connections. The following table summarizes the development of our subscriber base:

                                                                        As of
                                      --------------------------------------------------------------------------
                                      9/30/97      12/31/97      3/31/98      6/30/98      9/30/98      12/31/98
                                      -------      --------      -------      -------      -------      --------
On-Net Service Connections:
 Voice..........................        1,909         3,214        4,473       11,428       20,857        30,868
 Video..........................        4,870        11,784       15,599       35,196       58,324        86,349
 Data...........................          326           150          267        1,588        3,661         6,176
                                      -------       -------      -------      -------      -------       -------
Subtotal On-Net.................        7,105        15,148       20,339       48,212       82,842       123,393
Off-Net Service Connections:
 Voice..........................       10,953        24,900       40,447       49,052       58,093        65,022
 Video..........................      229,198       227,619      227,558      214,164      196,776       175,313
 Data...........................           --            --      370,271      398,560      470,466       491,633
                                      -------       -------      -------      -------      -------       -------
Subtotal Off-Net................      240,151       252,519      638,276      661,776      725,335       731,968
                                      -------       -------      -------      -------      -------       -------
Total Service Connections.......      247,256       267,667      658,615      709,988      808,177       855,361
                                      =======       =======      =======      =======      =======       =======
Homes Passed....................       26,083        44,045       63,386      122,977      213,983       304,505
Marketable Homes................           --            --           --      111,187      181,353       270,406


      Because we deliver a variety of services to our customers, we account for our customer activity by the number of individual local telephone, video programming or Internet access services, or "connections," purchased. Consequently, a single customer purchasing local telephone, video programming and Internet access counts as three connections.

      We classify connections in the "Off-Net" category until the relevant facilities are capable of providing voice, video and data services, including local telephone service, through an RCN switch. During 1998, our Allentown, Pennsylvania system was upgraded to provide a full range of services, and the customers on that system were moved to the "On-Net" connections category.

      "Off-Net--Voice" figures in the table above represent resold local phone service provided to customers not connected to the advanced fiber optic networks.

      Our "Off-Net--Video" figures in the table above include approximately 31,000 wireless connections and wireline video connections serving the University of Delaware (4,000 connections at December 31, 1998).

      As of December 31, 1998 we had approximately 186,000 homes passed and approximately 140,000 basic subscribers connected to our hybrid fiber/coaxial cable system in New York, New Jersey and Lehigh Valley service areas.

      In areas served by our joint ventures in the Greater Boston and Washington, D.C. areas, the subscribers are customers of the relevant joint venture and are included in the connections set forth in the table above.

      As of September 30, 1998, we began to report marketable homes, which represents that segment of homes passed which are being marketed our entire line of advanced fiber optic network products. The distinction between homes passed and marketable homes recognizes our transition from constructing our network in initial markets to providing services to customers that have ordered our services.

      Set forth below is a brief description of our services:

      Voice. We offer full-featured local exchange telephone service, including standard dial tone access, enhanced 911 access, operator services and directory assistance. We compete with the incumbent local exchange providers and CLECs. In addition, we offer a wide range of value-added services, including call forwarding, call waiting, conference calling, speed dial, calling card, 800-numbers and voice mail. We also provide Centrex service and associated features. Our local telephone rates are generally competitive with the rates charged by the incumbent providers. At December 31, 1998, we had approximately 30,900 telephone service connections on our advanced fiber optic networks and approximately 65,000 customers for resold telephone service. We also provide long distance telephone services, including outbound, inbound, calling card and operator services. These services are offered to residential and business customers.

      Video Services. We offer a diverse line-up of high quality basic, premium and pay-per-view video programming. Depending on the system, we offer from 61 to 147 channels. Our basic video programming package provides extensive channel selection featuring all major cable and broadcast networks. Our premium services include HBO, Cinemax, Showtime and The Movie Channel, as well as supplementary channels such as HBO 2, HBO 3 and Cinemax 2. StarCinema, available on our advanced fiber optic networks, uses the latest "impulse" technology allowing convenient impulse pay-per-view ordering of the latest hit movies and special events instantly from the customer's remote. "Music Choice" offers 30 different commercial-free music channels delivered to the customer's stereo in digital CD quality sound.

      As of December 31, 1998, we had approximately 86,350 subscribers for our video programming services provided over advanced fiber optic networks. As of such date, we also had approximately 34,900 connections attributable to the wireless video system and approximately 140,400 connections attributable to the hybrid fiber/coaxial cable systems.

      Internet Access and Data Transmission. We operate as an Internet service provider under the RCN.com brand name. We focus on serving individuals and businesses through a network of our-owned points of presence ("POPs") which are connected to our advanced fiber optic network. Our primary service offerings are 56K dial-up and high-speed cable modem access. We also sell commercially oriented private line point-to-point data transmission services such as DS-1 and OC-3 and a range of web page and server hosting services. Our subscribers use their RCN accounts to communicate, retrieve information, and publish information on the Internet. Following the recent acquisitions described below under "--Recent Acquisition Transactions", we believe that we are the largest regional provider of Internet services in the Northeast United States. As of December 31, 1998, we had approximately 497,800 Internet subscribers.

                          DESCRIPTION OF CAPITAL STOCK


      The following description of our capital stock is based upon our certificate of incorporation ("Certificate of Incorporation"), our bylaws ("Bylaws") and applicable provisions of law. We have summarized certain portions of the Certificate of Incorporation and Bylaws below. The summary is not complete. The Certificate of Incorporation and Bylaws are incorporated by reference to the registration statement for these securities that we have filed with the SEC, and have been filed as exhibits to our 10-K for the year ended December 31, 1997. You should read the Certificate of Incorporation and Bylaws for the provisions that are important to you.

      Certain provisions of the Delaware General Corporation Law ("DGCL"), the Certificate of Incorporation and the Bylaws summarized in the following paragraphs may have an anti-takeover effect. This may delay, defer or prevent a tender offer or takeover attempt that a shareholder might consider in its best interests, including those attempts that might result in a premium over the market price for its shares.

Authorized Capital Stock

      Our Certificate of Incorporation authorizes us to issue 200 million shares of common stock, par value $1.00 per share, 400 million shares of Class B common stock, par value $1.00 per share, and 25 million shares of preferred stock par value $1.00 per share.

Common Stock

      Subject to the rights of the holders of any preferred stock which may be outstanding, each holder of common stock is entitled to receive any dividends our Board of Directors declares out of funds legally available to pay dividends. If we liquidate our business, holders of common stock are entitled to share equally in any distribution of our assets after we pay our liabilities and the liquidation preference of any outstanding preferred stock. Each holder of common stock is entitled to one vote per share, and is entitled to vote on all matters presented to a vote of shareholders, including the election of directors. Holders of common stock have no cumulative voting rights or preemptive rights to purchase or subscribe for any stock or other securities. In addition, there are no conversion rights or redemption or sinking fund provisions. On December 31, 1998, there were 64,290,493 shares of common stock issued and outstanding. The common stock is admitted for trading on the Nasdaq National Market.

      The Certificate of Incorporation contains no restrictions on the alienability of the common stock. Except as disclosed in the section entitled "Charter and Bylaw Provisions," below, there are no provision in the Certificate of Incorporation or Bylaws and or any agreement or plan involving RCN that would discriminate against any existing or prospective holder of common stock as a result of a holder owning a substantial amount of common stock.

Class B Stock

      The Class B common stock is virtually identical to the Common Stock except that:

      o   the Class B common stock is generally non-voting,

      o the common stock is convertible at the option of the holder into Class B common stock and

      o in certain mergers, distributions and other transactions in which the holders of common stock are entitled to receive equity interests of one or more corporations (including RCN), the equity interests distributed to holders of common stock and the Class B common stock may have rights and privileges that are substantially equivalent to the current rights and privileges of the common stock and the Class B common stock, respectively.

      As of January 28, 1999, there are no outstanding shares of Class B common stock and we do not have any current plan or intention to issue any Class B common stock.

Preferred Stock

      This prospectus describes certain general terms and provisions of our preferred stock. When we offer to sell a particular series of preferred stock, we will describe the specific terms of the securities in a supplement to this prospectus. The prospectus supplement will also indicate whether the general terms and provisions described in this prospectus apply to the particular series of preferred stock. The preferred stock will be issued under a certificate of designations relating to each series of preferred stock, and is also subject to our Certificate of Incorporation.

      We have summarized certain terms of the certificate of designations below. The summary is not complete. The certificate of designations will be filed with the SEC in connection with an offering of preferred stock.

      Under the Certificate of Incorporation, our Board of Directors has the authority to

      o   create one or more series of preferred stock,

      o issue shares of preferred stock in any series up to the maximum number of shares of preferred stock authorized, and

      o determine the preferences, rights, privileges and restrictions of any series.

      Our Board may issue authorized shares of preferred stock, as well as authorized but unissued shares of common stock, without further shareholder action, unless shareholder action is required by applicable law or by the rules of a stock exchange or quotation system on which any series of our stock may be listed or quoted.

      The prospectus supplement will describe the terms of any preferred stock being offered, including:

      o   the number of shares and designation or title of the shares;

      o   any liquidation preference per share;

      o   any date of maturity;

      o   any redemption, repayment or sinking fund provisions;

      o any dividend rate or rates and the dates of payment (or the method for determining the dividend rates or dates of payment);

      o   any voting rights;

      o if other than the currency of the United States, the currency or currencies including composite currencies in which the preferred stock is denominated and/or in which payments will or may be payable;

      o the method by which amounts in respect of the preferred stock may be calculated and any commodities, currencies or indices, or value, rate or price, relevant to such calculation;

      o whether the preferred stock is convertible or exchangeable and, if so, the securities or rights into which the preferred stock is convertible or exchangeable, and the terms and conditions of conversion or exchange;

      o the place or places where dividends and other payments on the preferred stock will be payable; and

      o any additional voting, dividend, liquidation, redemption and other rights, preferences, privileges, limitations and restrictions.

      All shares of preferred stock offered will be fully paid and non-assessable. Any shares of preferred stock that are issued will have priority over the common stock with respect to dividend or liquidation rights or both.

      Our Board of Directors could create and issue a series of preferred stock with rights, privileges or restrictions which effectively discriminates against an existing or prospective holder of preferred stock as a result of the holder beneficially owning or commencing a tender offer for a substantial amount of common stock. One of the effects of authorized but unissued and unreserved shares of capital stock may be to make it more difficult or discourage an attempt by a potential acquirer to obtain control of our company by means of a merger, tender offer, proxy contest or otherwise. This protects the continuity of our management. The issuance of these shares of capital stock may defer or prevent a change in control of our company without any further shareholder action.

      The transfer agent for each series of preferred stock will be described in the prospectus supplement.

Charter and Bylaw Provisions

      Classified Board of Directors; Removal of Directors. Our Board of Directors are divided into three classes. The term of office of the first class expires at the 2001 annual meeting, the term of office of the second class expires at the 1999 annual meeting, and the term of office of the third class expires at the 2000 annual meeting. At each annual meeting, beginning with the 1999 annual meeting, a class of directors will be elected to replace the class whose term has just expired. As a result, approximately one-third of the members of our Board of Directors will be elected each year and generally, each of the directors serves a staggered three-year term. Moreover, as the DGCL permits in the case of a corporation having a classified board, our directors may be removed only for cause.

      These provisions could prevent a shareholder or a group of shareholders having majority voting power from obtaining control of our Board of Directors until the second annual meeting following the date the shareholder obtains majority voting power. Accordingly, these provisions could have the effect of discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control of our company.

      Shareholder Action by Written Consent; Special Meetings. No action required or permitted to be taken at an annual or special meeting of shareholders may be taken without a meeting. No action may be taken by the written consent of shareholders instead of a meeting. Only our Board, our Chairman of the Board or our Chief Executive Officer may call a special meeting of shareholders. These provisions may make it more difficult for shareholders to take action opposed by our Board.

      Advance Notice Provisions. Shareholders seeking to nominate candidates to be elected as directors at an annual meeting or to bring business before an annual meeting must comply with an advanced written procedure. Only persons who are nominated by or at the direction of our Board, or by a shareholder who has given timely written notice to our Secretary before the meeting to elect directors, will be eligible as directors. At any shareholders' meeting the business to be conducted is limited to business brought before the meeting by or at the direction of the Board of Directors, or a shareholder who has given timely written notice to our Secretary of its intention to bring business before an annual meeting. A shareholder must give notice which is received at our principal executive offices in writing between 60 to 90 days before the meeting. If, however, we gave less than 70 days' notice or prior public disclosure of the meeting date, we must receive the shareholder's notice no later than the close of business on the 10th day following the day we gave the notice or public disclosure of the meeting date. A shareholder's notice must also contain certain information specified in the Bylaws. These provisions may preclude or deter some shareholders from bringing matters before, or making nominations for directors at, an annual meeting.

      Amendment of Certain Charter and Bylaw Provisions. Our Board may adopt, amend or repeal any provision of the Bylaws. Bylaw provisions may be adopted, amended or repealed by the affirmative vote of shareholders holding at least 66 2/3% of the total number of votes entitled to be cast in the election of directors.

      Any amendment, modification or repeal of the provisions of the Certificate of Incorporation relating to

      o   the election and removal of directors,
      o   the right to call special meetings,
      o   the prohibition on action by written consent,
      o   amendment of the Bylaws and
      o the limitation of liability and indemnification of officers and directors will require approval by the affirmative vote of shareholders holding at least 66 2/3% of the total number of votes entitled to vote in the election of directors.

Delaware Takeover Statute

      We are subject to Section 203 of the DGCL ("Section 203"). In general,
Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested shareholder" for a period of three years following the date that the shareholder became an interested shareholder, unless:

      (a) before such date either the business combination or the transaction which resulted in the shareholder becoming an interested shareholder is approved by the board of directors of the corporation,

      (b) upon consummation of the transaction which resulted in the shareholder becoming an interested shareholder, the interested shareholder owns at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding for purposes of determining the number of shares outstanding, shares owned by

               (1)  persons who are both directors and officers and

               (2) employee stock plans in certain circumstances), or

      (c) on or after such date the business combination is approved by the board and authorized at an annual or special meeting of shareholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested shareholder.

      A "business combination" includes a merger, consolidation, asset sale, or other transaction resulting in a financial benefit to the interested shareholder. An "interested shareholder" is a person who, together with affiliates and associates, owns (or within three years, did own) 15% or more of the corporation's voting stock.

      The restrictions imposed by Section 203 will not apply to a corporation if, among other things:

      (a) the corporation's original certificate of incorporation contains a provision expressly electing not to be governed by Section 203 or

      (b) 12 months have passed after the corporation, by action of its shareholders holding a majority of the outstanding stock, adopts an amendment to its certificate of incorporation or bylaws expressly electing not to be governed by Section 203.

      The restrictions imposed by Section 203 will apply to us since we have not elected not to be governed by that section. Our Board of Directors approved of Level 3 becoming an interested shareholder and, consequently, Section 203 would not apply to any business combination with Level 3.

Liability and Indemnification of Directors and Officers

      Certain provisions of the DGCL and the Certificate of Incorporation and the Bylaws relate to the limitation of liability and indemnification of our directors and officers. These various provisions are described below.

      Our Certificate of Incorporation provides that our directors are not personally liable to us or our shareholders for monetary damages for breach of their fiduciary duties as a director to the fullest extent permitted by the DGCL. Under the DGCL, directors would not be personally liable to us or our shareholders for monetary damages for breach of their fiduciary duties as a director, except for

      (a) any breach of the director's duty of loyalty to us or our shareholders,

      (b) acts or omissions not in good faith or involving intentional misconduct or a knowing violation of law,

      (c) any transaction from which the director derived improper personal benefit or

      (d) the unlawful payment of dividends or unlawful stock repurchases or redemptions.

      This exculpation provision may have the effect of reducing the likelihood of derivative litigation against directors and may discourage or deter shareholders or us from bringing a lawsuit against our directors for breach of their fiduciary duties as directors. However, the provision does not affect equitable remedies such as an injunction or rescission from being available.

      We will indemnify and hold harmless to the fullest extent permitted by the DGCL each person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or proceeding. These include civil, criminal, administrative or investigative proceedings, if that person is or was a director or officer of RCN or is or was serving at our request as a director or officer of another corporation, partnership, joint venture, trust or other enterprise. We will also pay the expenses incurred in connection with these proceedings before its final disposition to the fullest extent authorized by the DGCL. This right to indemnification is a contract right. By action of our Board of Directors, we provide indemnification to our employees and agents to the extent our Board determines to be appropriate and authorized by the DGCL.

      We purchase and maintains insurance on behalf of any person who is or was a director, officer, employee or agent of RCN, or is or was serving at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise against any liability asserted against him or her and incurred by him or her in any such capacity, or arising out of his or her status, whether or not we would have the power or the obligation to indemnify him or her against the liability under the Certificate of Incorporation.

                         DESCRIPTION OF DEBT SECURITIES

      This prospectus describes certain general terms and provisions of the debt securities. When we offer to sell a particular series of debt securities, we will describe the specific terms for the securities in a supplement to this prospectus. The prospectus supplement will also indicate whether the general terms and provisions described in this prospectus apply to a particular series of debt securities. The debt securities will be issued under an indenture between us and The Chase Manhattan Bank, as trustee.

      We have summarized certain terms and provisions of the indenture. The summary is not complete. The indenture has been incorporated by reference as an exhibit to the registration statement for these securities that we have filed with the SEC. You should read the indenture for the provisions which may be important to you. Capitalized terms used in this summary have the meanings specified in the indenture. The indenture is subject to and governed by the Trust Indenture Act of 1939, as amended.

General

      The indenture will not limit the amount of debt securities which we may issue. We may issue debt securities up to an aggregate principal amount as we may authorize from time to time. The prospectus supplement will describe the terms of any debt securities being offered, including:

      o the designation, aggregate principal amount and authorized denominations;

      o   the maturity date;

      o the interest rate, if any, and the method for calculating the interest rate;

      o the interest payment dates and the record dates for the interest payments;

      o any mandatory or optional redemption terms or prepayment, conversion, sinking fund or exchangeability or convertability provisions;

      o   the place where we will pay principal and interest;

      o if other than denominations of $1,000 or multiples of $1,000, the denominations the debt securities will be issued in;

      o whether the debt securities will be issued in the form of global securities or certificates;

      o additional provisions, if any, relating to the defeasance of the debt securities;

      o the currency or currencies, if other than the currency of the United States, in which principal and interest will be paid;

      o whether the debt securities will be issuable in registered form or bearer form or both and, if bearer securities are issuable, any restrictions which apply to the exchange of one form for another and the offer, sale and delivery of bearer securities;

      o   any United States federal income tax consequences;

      o   the dates on which premium, if any, will be paid;

      o our right, if any, to defer payment interest and the maximum length of this deferral period;

      o   any listing on a securities exchange;

      o   the initial public offering price; and

      o other specific terms, including any additional events of default or covenants.

      As described in each prospectus supplement relating to any particular series of debt securities we offer, the indenture may contain covenants limiting:

      o the incurrence of additional debt by us and certain of our subsidiaries and affiliates;

      o the making of certain payments by us and certain of our subsidiaries and affiliates;

      o business activities of us and certain of our subsidiaries and affiliates;

      o the issuance of preferred stock of certain of our subsidiaries and affiliates;

      o   certain asset dispositions;

      o   certain transactions with affiliates;

      o restrictions on dividend payments by certain subsidiaries and affiliates;

      o   a change of control of our company;

      o   issuance of certain guarantees;

      o   liens; and

      o   mergers and consolidations involving our company.

Book-Entry System

      Unless we specify otherwise in a prospectus supplement, debt securities of any series may be issued under a book-entry system in the form of one or more global securities (each, a "Global Security"). Each Global Security will be deposited with, or on behalf of, a depositary, which will be The Depository Trust Company, New York, New York (the "Depositary"). The Global Securities will be registered in the name of the Depositary or its nominee.

      The Depositary has advised us that the Depositary is a limited purpose trust company organized under the laws of the State of New York, a "banking organization" within the meaning of the New York banking law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. The Depositary was created to hold securities of its participants and to facilitate the clearance and settlement of securities transactions among its participants through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. The Depositary's participants include securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations, some of which (and/or their representatives) own the Depositary. Access to the Depositary's book-entry system is also available to others, such as banks, brokers, dealers, and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

      When a Global Security in issued in registered form, the Depositary will credit, on its book-entry registration and transfer system, the respective principal amounts of the debt securities represented by each Global Security to the participants' accounts. The underwriters, dealers, or agents, if any, will designate the accounts to be credited. If debt securities are offered and sold directly by us, we will designate the accounts to be credited. Only participants or persons that may hold interests through participants will be able to own beneficial interest in the Global Security. Ownership of beneficial interests by participants in the Global Security will be shown on, and the transfer of that ownership interest will be effected only through, the participants' records. The laws of some jurisdictions may require that certain purchasers of securities take physical delivery of securities in definitive form, which may impair the ability to transfer beneficial interests in a Global Security.

      So long as the Depositary or its nominee is the owner of record of a Global Security, we consider the Depositary or its nominee the sole owner or holder of the debt securities represented by the Global Security. Generally, owners of beneficial interests in a Global Security will not (a) be entitled to have the debt security represented by a Global Security registered in their names, (b) receive or be entitled to receive physical delivery of debt securities in definitive form and (c) be considered the owners or holders of the debt securities. Accordingly, each person owning a beneficial interest in a Global Security must rely on the Depositary's procedures. Persons who are not participants must rely on the procedures of the participant through which it owns its interest. We understand that under existing industry practices, if we request any action of holders or if any owner of a beneficial interest in a Global Security desires to give or take any action which a holder is entitled to give or take under the indenture, the Depositary would authorize the participants holding the relevant beneficial interests to give or take the action. The participants would in turn authorize beneficial owners owning through them to give or take action or would otherwise act upon the instruction of beneficial owners holding through them.

      Payments of principal, premium, if any, and interest on debt securities represented by a Global Security registered in the name of the Depositary or its nominee will be made to the Depositary or nominee as the registered owner. None of RCN, the trustee or any other agent of RCN or agent of the trustee will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the Global Security or for maintaining, supervising, or reviewing any records relating to such beneficial ownership interests.

      We have been advised by the Depositary that the Depositary will credit participants' accounts with payments of principal, premium, if any, or interest on the payment dates in amounts which are proportionate to their respective beneficial interests in the principal amount of the Global Security as shown on the Depositary's records. We expect that payments by participants to owners of beneficial interests in the Global Security held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers registered in "street name," and will be the responsibility of the participants.

      A Global Security may not be transferred except as a whole:

      o   by the Depositary to a nominee or successor of the Depositary or

      o   by a nominee of the Depositary to another nominee of the Depositary.

      A Global Security representing all but not part of an offering of debt securities is exchangeable for debt securities in definitive form of like tenor and terms if:

      o the Depositary notifies us that it is unwilling or unable to continue as depositary for the Global Security or if at any time the Depositary is no longer eligible to be or in good standing as a clearing agency registered under the Exchange Act, and we do not appoint a successor depositary within 90 days after we receive notice or

      o RCN in our sole discretion at any time decides not to have all of the debt securities represented in an by a Global Security and notifies the trustee.

      If a Global Security is exchangeable, then it is exchangeable for debt securities registered in the names and in authorized denominations as the Depositary directs.

Payments of Principal and Interest

      The payment of principal premium, if any, and interest on the debt securities will rank equally with all of our unsecured and unsubordinated debt.

Events of Default

      When we use the term "Event of Default" in the indenture with respect to the debt securities of any series, here are some examples of what we mean:

      (1) default in paying interest on the debt securities when it becomes due and the default continues for a period of 30 days or more;

      (2) default in paying principal, or premium, if any, on the debt securities when due;

      (3) default in the performance, or breach, of any covenant in the indenture (other than defaults specified in clause (1) or (2) above) and the default or breach continues for a period of 30 days or more after we receive written notice from the trustee or the trustee receives notice from the holders of at least 25% in aggregate principal amount of the outstanding debt securities of the series;

      (4) certain events of bankruptcy, insolvency, reorganization, administration or similar proceedings with respect to RCN or any material subsidiary has occurred; or

      (5) any other Events of Default set forth in the prospectus supplement.

      If an Event of Default (other than an Event of Default specified in clause
(4) with respect to RCN) under the indenture occurs with respect to the debt securities of any series and is continuing, then the trustee or the holders of at least 25% in principal amount of the outstanding debt securities of that series may by written notice, and the trustee at the request of the holders of not less than 25% in principal amount of the outstanding debt securities of such series will, require us to repay immediately the entire principal amount of the outstanding debt securities of that series (or such lesser amount as may be provided in the terms of the securities), together with all accrued and unpaid interest and premium, if any.

      If an Event of Default under the indenture specified in clause (4) with respect to RCN occurs and is continuing, then the entire principal amount of the outstanding debt securities (or such lesser amount as may be provided in the terms of the securities) will automatically become due immediately and payable without any declaration or other act on the part of the trustee or any holder.

      After a declaration of acceleration or any automatic acceleration under clause (4) described above, the holders of a majority in principal amount of outstanding debt securities of any series may rescind this accelerated payment requirement if all existing Events of Default, except for nonpayment of the principal and interest on the debt securities of that series that has become due solely as a result of the accelerated payment requirement, have been cured or waived and if the rescission of acceleration would not conflict with any judgment or decree. The holders of a majority in principal amount of the outstanding debt securities of any series also have the right to waive past defaults, except a default in paying principal or interest on any outstanding debt security, or in respect of a covenant or a provision that cannot be modified or amended without the consent of all holders of the debt securities of that series.

      Holders of at least 25% in principal amount of the outstanding debt securities of a series may seek to institute a proceeding only after they have made written request, and offered reasonable indemnity, to the trustee to institute a proceeding and the trustee has failed to do so within 60 days after it received this notice. In addition, within this 60-day period the trustee must not have received directions inconsistent with this written request by holders of a majority in principal amount of the outstanding debt securities of that series. These limitations do not apply, however, to a suit instituted by a holder of a debt security for the enforcement of the payment of principal, interest or any premium on or after the due dates for such payment.

      During the existence of an Event of Default, the trustee is required to exercise the rights and powers vested in it under the indenture and use the same degree of care and skill in its exercise as a prudent person would under the circumstances in the conduct of that person's own affairs. If an Event of Default has occurred and is continuing, the trustee is not under any obligation to exercise any of its rights or powers at the request or direction of any of the holders unless the holders have offered to the trustee reasonable security or indemnity. Subject to certain provisions, the holders of a majority in principal amount of the outstanding debt securities of any series have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee, or exercising any trust, or power conferred on the trustee.

      The trustee will, within 45 days after any Default occurs, give notice of the Default to the holders of the debt securities of that series, unless the Default was already cured or waived. Unless there is a default in paying principal, interest or any premium when due, the trustee can withhold giving notice to the holders if it determines in good faith that the withholding of notice is in the interest of the holders.

      We are required to furnish to the trustee an annual statement as to compliance with all conditions and covenants under the indenture.

Modification and Waiver

      The indenture may be amended or modified without the consent of any holder of debt securities in order to:

      o   cure ambiguities, defects or inconsistencies;

      o provide for the assumption of our obligations in the case of a merger or consolidation;

      o make any change that would provide any additional rights or benefits to the holders of the debt securities of a series;

      o   add Guarantors with respect to the debt securities of a series;

      o   secure the debt securities of a series;

      o   establish the form or forms of debt securities of any series;

      o maintain the qualification of the indenture under the Trust Indenture Act; or

      o make any change that does not adversely affect the rights of any holder.

      Other amendments and modifications of the indenture or the debt securities issued may be made with the consent of the holders of not less than a majority of the aggregate principal amount of the outstanding debt securities of each series affected by the amendment or modification (each series voting as a separate class).

However, no modification or amendment may, without the consent of the holder of each outstanding debt security affected:


      o reduce the principal amount, or extend the fixed maturity, of the debt securities, alter or waive the redemption provisions of the debt securities;

      o change the currency in which principal, any premium or interest is paid;

      o reduce the percentage in principal amount outstanding of debt securities of any series which must consent to an amendment, supplement or waiver or consent to take any action;


      o impair the right to institute suit for the enforcement of any payment on the debt securities;

      o waive a payment default with respect to the debt securities or any Guarantee;

      o reduce the interest rate or extend the time for payment of interest on the debt securities;

      o   adversely affect the ranking of the debt securities of any series; or

      o release any Guarantor from any of its obligations under its Guarantee or the indenture, except in compliance with the terms of the indenture.

Consolidation, Merger, Sale of Assets, Etc.

      We will not consolidate or combine with or merge with or into or, directly or indirectly, sell, assign, convey, lease, transfer or otherwise dispose of all or substantially all of our properties and assets to any person or persons in a single transaction or through a series of transactions, unless:

      o RCN shall be the continuing person or, if RCN is not the continuing person, the resulting, surviving or transferee person (the "surviving entity") is a company organized and existing under the laws of the United States or any State or territory;

      o the surviving entity will expressly assume all of our obligations under the debt securities and the indenture, and will, if required by law to effectuate the assumption, execute a supplemental indenture which will be delivered to the trustee and will be in form and substance reasonably satisfactory to the trustee;

      o immediately after giving effect to such transaction or series of transactions on a pro forma basis, no Default has occurred and is continuing; and

      o RCN or the surviving entity will have delivered to the trustee an officers' certificate and opinion of counsel stating that the transaction or series of transactions and a supplemental indenture, if any, complies with this covenant and that all conditions precedent in the indenture relating to the transaction or series of transactions have been satisfied.

      If any consolidation or merger or any sale, assignment, conveyance, lease, transfer or other disposition of all or substantially all of our assets occurs in accordance with the indenture, the successor corporation will succeed to, and be substituted for, and may exercise every right and power of RCN under the indenture with the same effect as if such successor corporation had been named as RCN. Except for (1) any lease or (2) any sale, assignment, conveyance, transfer, lease or other disposition to certain subsidiaries of RCN, we will be discharged from all obligations and covenants under the indenture and the debt securities.

Satisfaction and Discharge of the Indenture; Defeasance

      We may terminate our obligations under the indenture, when:

      o   either:

          - all debt securities of any series issued that have been authenticated and delivered have been delivered to the trustee for cancellation; or

          - all the debt securities of any series issued that have not been delivered to the trustee for cancellation will become due and payable (a "Discharge") under irrevocable arrangements satisfactory to the trustee for the giving of notice of redemption by such trustee in our name, and at our expense and we have irrevocably deposited or caused to be deposited with the trustee sufficient funds to pay and discharge the entire indebtedness on the series of debt securities to pay principal, interest and any premium;

      o we have paid or caused to be paid all other sums then due and payable under the indenture; and

      o we have delivered to the trustee an officers' certificate and an opinion of counsel, each stating that all conditions precedent under the indenture relating to the satisfaction and discharge of the indenture have been complied with.

      We may elect to have our obligations under the indenture discharged with respect to the outstanding debt securities of any series ("legal defeasance"). Legal defeasance means that we will be deemed to have paid and discharged the entire indebtedness represented by the outstanding debt securities of such series under the indenture, except for:

      o the rights of holders of the debt securities to receive principal, interest and any premium when due;

      o our obligations with respect to the debt securities concerning issuing temporary debt securities, registration of transfer of debt securities, mutilated, destroyed, lost or stolen debt securities and the maintenance of an office or agency for payment and money for security payments held in trust;

      o   the rights, powers, trusts, duties and immunities of the trustee; and

      o   the defeasance provisions of the indenture.

      In addition, we may elect to have our obligations released with respect to certain covenants in the indenture ("covenant defeasance"). Any omission to comply with these obligation will not constitute a Default or an Event of Default with respect to the debt securities of any series. In the event covenant defeasance occurs, certain events, not including non-payment, bankruptcy and insolvency events, described under "Events of Default" will no longer constitute an Event of Default for that series.

      In order to exercise either legal defeasance or covenant defeasance with respect to outstanding debt securities of any series:

      o we must irrevocably have deposited or caused to be deposited with the trustee as trust funds for the purpose of making the following payments, specifically pledged as security for, and dedicated solely to the benefits of the holders of the debt securities of a series:

          -   money in an amount;

          -   U.S. Government Obligations; or

          -   a combination of money and U.S. Government Obligations,

          in each case sufficient without reinvestment, in the written opinion of an internationally recognized firm of independent public accountants to pay and discharge, and which shall be applied by the trustee to pay and discharge, all of the principal, interest and any premium at due date or maturity or if we have made irrevocable arrangements satisfactory to the trustee for the giving of notice of redemption by the trustee in our name and at our expense, the redemption date;

      o in the case of legal defeasance, we have delivered to the trustee an opinion of counsel stating that, under then applicable Federal income tax law, the holders of the debt securities of that series will not recognize gain or loss for federal income tax purposes as a result of the deposit, defeasance and discharge to be effected and will be subject to the same federal income tax as would be the case if the deposit, defeasance and discharge did not occur;


      o in the case of covenant defeasance, we have delivered to the trustee an opinion of counsel to the effect that the holders of the debt securities of that series will not recognize gain or loss for U.S. federal income tax purposes as a result of the deposit and covenant defeasance to be effected and will be subject to the same federal income tax as would be the case if the deposit and covenant defeasance did not occur;

      o no Default with respect to the outstanding debt securities of that series has occurred and is continuing at the time of such deposit after giving effect to the deposit or, in the case of legal defeasance, no Default relating to bankruptcy or insolvency has occurred and is continuing at any time on or before the 91st day after the date of such deposit, it being understood that this condition is not deemed satisfied until after the 91st day;

      o the legal defeasance or covenant defeasance will not cause the trustee to have a conflicting interest within the meaning of the Trust Indenture Act, assuming all debt securities of a series were in default within the meaning of such Act;

      o the defeasance or covenant defeasance will not result in a breach or violation of, or constitute a default under, any other agreement or instrument to which we are a party;

      o the legal defeasance or covenant defeasance will not result in the trust arising from such deposit constituting an investment company within the meaning of the Investment Company Act of 1940, as amended, unless the trust is registered under such Act or exempt from registration; and

      o we have delivered to the trustee an officers' certificate and an opinion of counsel stating that all conditions precedent with respect to the defeasance or covenant defeasance have been complied with.

                               SELLING SHAREHOLDER

      As of October 1, 1999, Boston Edison Company ("BECO") beneficially owned 1,107,539 shares of our common stock. Registration of these shares does not necessarily mean that BECO will sell all or any of these shares. Although BECO does not, as of October 1, 1999, own any other equity securities of RCN, it continues to have the right to convert additional percentages of its equity interest in RCN BECOCOM, LLC, the joint venture entity it owns with RCN, into shares of our common stock. In May 1999, BECO exercised its right to convert an additional percentage of such interest. The number of our shares which BECO is entitled to receive on this additional conversion and the effect that the conversion will have on the current ownership interests of the parties in RCN BECOCOM, LLC is yet to be determined. Because BECO may sell all or some of the 1,107,539 shares, no estimate can be given as to the number of shares of our common stock that will be held by BECO after completion of any offering. Thomas May, Chairman, President and Chief Executive Officer of BECO, was appointed as a director of RCN in September 1997.

                              PLAN OF DISTRIBUTION

      We may sell the securities in any of three ways (or in any combination):
(a) through underwriters or dealers; (b) directly to a limited number of purchasers or to a single purchaser; or (c) through agents. The prospectus supplement will set forth the terms of the offering of such securities, including

          (a) the name or names of any underwriters, dealers or agents and the amounts of securities underwritten or purchased by each of them,

          (b) the initial public offering price of the securities and the proceeds to us and any discounts, commissions or concessions allowed or reallowed or paid to dealers, and

          (c)  any securities exchanges on which the securities may be listed.

      Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

      If underwriters are used in the sale of any securities, the securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The securities may be either offered to the public through underwriting syndicates represented by managing underwriters, or directly by underwriters. Generally, the underwriters' obligations to purchase the securities will be subject to certain conditions precedent. The underwriters will be obligated to purchase all of the securities if they purchase any of the securities.

      We may sell the securities through agents from time to time. The prospectus supplement will name any agent involved in the offer or sale of the securities and any commissions we pay to them. Generally, any agent will be acting on a best efforts basis for the period of its appointment.

      We may authorize underwriters, dealers or agents to solicit offers by certain purchasers to purchase the securities from at the public offering price set forth in the prospectus supplement pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future. The contracts will be subject only to those conditions set forth in the prospectus supplement, and the prospectus supplement will set forth any commissions we pay for solicitation of these contracts.


      This prospectus, including any amendment or supplement, may also be used in connection with sales of up to 1,107,539 shares of our common stock issued to BECO under the terms of an exchange agreement between BECO and RCN. The exchange agreement provides BECO with registration rights with respect to our common stock. BECO has agreed to provide us with advance written notice of their intent to make such sales.

      BECO may offer its shares of RCN common stock at various times in one or more of the following transactions: in exchange or the over-the-counter market transactions; in private transactions other than exchange or over-the-counter market transactions; in connection with short sales of RCN common stock; and by pledge to secure debts and other obligations. BECO may sell its shares at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at negotiated prices or fixed prices. BECO may use broker-dealers to sell its shares. If this happens, broker-dealers will either receive discounts or commissions from BECO or they will receive commissions from purchasers of shares for whom they acted as agents. In connection with any resales by BECO, a prospectus supplement, if required, will be filed under Rule 424(b) under the Securities Act, disclosing the number of shares involved and other details of such resale to the extent appropriate.


      Agents and underwriters may be entitled to indemnification by us against certain civil liabilities, including liabilities under the Securities Act, or to contribution with respect to payments which the agents or underwriters may be required to make in respect thereof. Agents and underwriters may be customers of, engage in transactions with, or perform services for us in the ordinary course of business.

                                  LEGAL MATTERS

      The validity of the securities in respect of which this prospectus is being delivered will be passed on for us by Davis Polk & Wardwell, New York, New York.

                                     EXPERTS

      The consolidated financial statements of RCN Corporation as of December 31, 1998 and 1997, and for the years ended December 31, 1998, 1997 and 1996, appearing in the RCN 10-K for the year ended December 31, 1998 and incorporated by reference into this registration statement have been audited by PricewaterhouseCoopers LLP, independent accountants, as set forth in their report thereon incorporated by reference herein, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

      The financial statements of Erols Internet, Inc. at December 31, 1996 and 1997 and for the period from August 1, 1995 (inception) to December 31, 1995 and for the years ended December 31, 1996 and 1997, appearing in the RCN 8-K dated May 8, 1998 and incorporated by reference into the registration statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon incorporated by reference herein, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.  Other Expenses of Issuance and Distribution

      The following table sets forth the costs and expenses payable by the Registrant in connection with the sale of the securities being registered hereby. All amounts are estimates except the registration fee.

                                                          Amount to be
                                                              Paid
                                                          ------------
      Registration fee..............................      $  278,000
      Printing......................................         250,000
      Legal fees and expenses.......................         500,000
      Accounting fees and expenses..................         200,000
      Miscellaneous.................................          25,000
                                                           ---------
       TOTAL........................................      $1,253,000
                                                           =========


Item 15.  Indemnification of Directors and Officers

      Reference is made to Section 102(b)(7) of the Delaware General Corporation Law, which enables a corporation in its original certificate of incorporation or an amendment thereto to eliminate or limit the personal liability of a director for violations of the director's fiduciary duty, except (i) for any breach of the director's duty of loyalty to the corporation or it stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of the Delaware General Corporation Law (providing for liability of directors for the unlawful payment of dividends or unlawful stock purchases or redemptions) or (iv) for any transaction from which a director derived an improper personal benefit.

      Section 145 of the Delaware General Corporation Law empowers RCN to indemnify, subject to the standards set forth therein, any person in connection with any action, suit or proceeding brought before or threatened by reason of the fact that the person was a director, officer, employee or agent of such company, or is or was serving as such with respect to another entity at the request of such company. The Delaware General Corporation Law also provides that RCN may purchase insurance on behalf of any such director, officer, employee or agent.

      RCN's Amended and Restated Articles of Incorporation provides in effect for the elimination of the personal liability of RCN directors for breaches of fiduciary duty and for the indemnification by RCN of each director and officer of RCN, in each case, to the fullest extent permitted by applicable law.

      RCN purchases and maintains insurance on behalf of any person who is or was a director, officer, employee or agent of RCN, or is or was serving at the request of RCN as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise against any liability asserted against him or her and incurred by him or her in any such capacity, or arising out of his or her status as such, whether or not RCN would have the power or the obligation to indemnify him or her against such liability under the provisions of the RCN Certificate of Incorporation.

Item 16.  Exhibits and Financial Statement Schedules

      (a)   Exhibits

      Exhibit No.                         Document
      -----------                         --------

          1.1*      Form of Underwriting Agreement

      Exhibit No.                         Document
      -----------                         --------

          2.1 Form of Distribution Agreement among C-TEC Corporation, Cable Michigan, Inc. and RCN Corporation (incorporated by reference to Exhibit 2.1 to Amendment No. 2 to RCN's Information Statement on Form 10/A ("Form 10") filed on September 5, 1997)

          2.2 Tax Sharing Agreement by and among C-TEC Corporation, Cable Michigan, Inc. and the Registrant (incorporated by reference to Exhibit 10.1 to RCN's Form 10)

          2.3 Agreement and Plan of Merger dated as of January 21, 1998 among Erols Internet, Inc., Erol Onaran, Gold & Appel Transfer, S.A., RCN Corporation and ENET Holding, Inc. (incorporated by reference to Exhibit 2.1 to RCN's Current Report on Form 8-K ("March 1998 8-K") filed on March 6,
                    1998)

          2.4 Amendment No. 1 to Agreement and Plan of Merger dated as of January 21, 1998 among Erols Internet, Inc., Erol Onaran, Gold & Appel Transfer, S.A., RCN Corporation and ENET Holding, Inc. (incorporated by reference to Exhibit 2.2 to RCN's March 1998 8-K)

          3.1* Certificate of Designations, Preferences and Rights of Series A 7% Senior Convertible Preferred Stock dated April 7, 1999

          4.1 Indenture dated as of February 6, 1998 between RCN, as Issuer, and The Chase Manhattan Bank, as trustee, with respect to the 9.80% Senior Discount Notes due 2008 (incorporated by reference to Exhibit 4.1 to RCN's Registration Statement on Form S-4 (Commission File No. 333-48487) ("1998 Form S-4") filed on March 23, 1998)

          4.2 Form of the 9.80% Senior Discount Notes due 2008, Series B (included in Exhibit 4.1) (incorporated by reference to Exhibit 4.2 to RCN's 1998 Form S-4)

          4.3 Indenture dated as of October 17, 1997 between RCN, as Issuer, and The Chase Manhattan Bank, as trustee, with respect to the 10% Senior Notes due 2007 (incorporated by reference to Exhibit 4.1 to RCN's Registration Statement on Form S-4 (Commission File No. 333-41081) ("Form S- 4") filed on November 26, 1997)

          4.4       Form of the 10% Senior Exchange Notes due 2007 (included in
                    Exhibit 4.4) (incorporated by reference to Exhibit 4.2 to RCN's Form S-4)

          4.5 Indenture dated as of October 17, 1997 between RCN, as Issuer, and The Chase Manhattan Bank, as trustee, with respect to the 11 1/8% Senior Discount Notes due 2007 (incorporated by reference to Exhibit 4.3 to RCN's Form S-4)

          4.6 Form of the 11 1/8% Senior Discount Exchange Notes due 2007 (included in Exhibit 4.6) (incorporated by reference to Exhibit 4.4 to RCN's Form S-4)

          4.7 Indenture dated June 24, 1998 between RCN, as Issuer, and The Chase Manhattan Bank, as trustee, with respect to the 11% Senior Discount Notes due 2008 (incorporated by Reference to Exhibit 4.8 to RCN's Registration Statement on Form S-1 (Commission File No. 333-55673))

          4.8       Form of 11% Senior Discount Note due 2008 (included in
                    Exhibit 4.8) (incorporated by reference to Exhibit 4.8 to RCN's Registration Statement on Form S-1 (Commission File No. 333-55673))

          4.9 Escrow Agreement dated as of October 17, 1997 among The Chase Manhattan Bank, as escrow agent, The Chase Manhattan Bank, as trustee under the Indenture (as defined therein), and RCN (incorporated by reference to Exhibit 4.6 to RCN's Form S-4)

          4.10 Credit Agreement dated as of July 1, 1997 among C-TEC Cable Systems, Inc., ComVideo Systems, Inc., C-TEC Cable Systems of New York, Inc. and First Union National Bank, as agent (incorporated by reference to Exhibit 4.1 to RCN's Form 10)

      Exhibit No.                         Document
      -----------                         --------

          4.11* Form of Indenture relating to Debt Securities issued hereunder

          5.1*      Opinion of Davis Polk & Wardwell

         11.1 Statement regarding Computation of Per Share Earnings (included in the Notes to the Consolidated Financial Statements)

         12.1*      Statement re computation of ratios

         23.1 Consent of PricewaterhouseCoopers LLP with respect to RCN Corporation

         23.2* Consent of Ernst & Young LLP, Independent Auditors, with respect to Erols Internet, Inc.

         24.1 Power of Attorney (included on the signature page of the Registration Statement)

         25.1*      Statement of Eligibility of Trustee


Item 17.  Undertakings

      (a)  The undersigned Registrant hereby undertakes:

           (1) To file, during any period in which offers or sales are being made of securities registered hereby, a post-effective amendment to this registration statement :

                (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

                (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) under the Securities Act of 1933 if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

                (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

            provided, however, that the undertakings set forth in paragraph (i) and (ii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this registration statement.

           (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post- effective amendment shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

----------
   *Previously filed.

           (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

        (b) The undersigned registrant hereby understands that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrants pursuant to the foregoing provisions, or otherwise, the registrants have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrants will, unless in the opinion of their counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES


      Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this post-effective amendment No.1 to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Princeton, State of New Jersey, on October 6, 1999.


                                     RCN CORPORATION


                                     By: /s/ BRUCE C. GODFREY
                                         --------------------------------------
                                         BRUCE C. GODFREY
                                         Executive Vice President and
                                         Chief Financial Officer


      Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities and on the dates indicated.

       Signature                          Title                        Date
       ---------                          -----                        ----


           *
------------------------    Director, Chairman and Chief        October 6, 1999
    David C. McCourt          Executive Officer

           *
------------------------    Director, President and Chief       October 6, 1999
   Michael J. Mahoney         Operating Officer

 /s/ Bruce C. Godfrey       Director, Executive Vice President  October 6, 1999
------------------------      and Chief Financial Officer
    Bruce C. Godfrey

           *
------------------------                  Director              October 6, 1999
     James Q. Crowe

           *
------------------------                  Director              October 6, 1999
     Alfred Fasola

           *
------------------------                  Director              October 6, 1999
    Stuart E. Graham

           *
------------------------                  Director              October 6, 1999
    Richard R. Jaros


------------------------                  Director              October 6, 1999
   Michael J. Levitt

       Signature                          Title                        Date
       ---------                          -----                        ----


           *
------------------------                  Director              October 6, 1999
      Thomas May

           *
------------------------                  Director              October 6, 1999
 Thomas P. O'Neill, III

           *
------------------------                  Director              October 6, 1999
      Eugene Roth

           *
------------------------                  Director              October 6, 1999
   Walter Scott, Jr.

           *
------------------------                  Director              October 6, 1999
   Michael B. Yanney

           *
------------------------    Senior Vice President and Chief     October 6, 1999
   Ralph S. Hromisin          Accounting Officer


*By: /s/ Bruce C. Godfrey
     ------------------------------
     Bruce C. Godfrey
     Attorney-in-fact

                                 EXHIBIT INDEX


      Exhibit No.                         Document
      -----------                         --------

          1.1*      Form of Underwriting Agreement

          2.1 Form of Distribution Agreement among C-TEC Corporation, Cable Michigan, Inc. and RCN Corporation (incorporated by reference to Exhibit 2.1 to Amendment No. 2 to RCN's Information Statement on Form 10/A ("Form 10") filed on September 5, 1997)

          2.2 Tax Sharing Agreement by and among C-TEC Corporation, Cable Michigan, Inc. and the Registrant (incorporated by reference to Exhibit 10.1 to RCN's Form 10)

          2.3 Agreement and Plan of Merger dated as of January 21, 1998 among Erols Internet, Inc., Erol Onaran, Gold & Appel Transfer, S.A., RCN Corporation and ENET Holding, Inc. (incorporated by reference to Exhibit 2.1 to RCN's Current Report on Form 8-K ("March 1998 8-K") filed on March 6,
                    1998)

          2.4 Amendment No. 1 to Agreement and Plan of Merger dated as of January 21, 1998 among Erols Internet, Inc., Erol Onaran, Gold & Appel Transfer, S.A., RCN Corporation and ENET Holding, Inc. (incorporated by reference to Exhibit 2.2 to RCN's March 1998 8-K)

          3.1* Certificate of Designations, Preferences and Rights of Series A 7% Senior Convertible Preferred Stock dated April 7, 1999

          4.1 Indenture dated as of February 6, 1998 between RCN, as Issuer, and The Chase Manhattan Bank, as trustee, with respect to the 9.80% Senior Discount Notes due 2008 (incorporated by reference to Exhibit 4.1 to RCN's Registration Statement on Form S-4 (Commission File No. 333-48487) ("1998 Form S-4") filed on March 23, 1998)

          4.2 Form of the 9.80% Senior Discount Notes due 2008, Series B (included in Exhibit 4.1) (incorporated by reference to Exhibit 4.2 to RCN's 1998 Form S-4)

          4.3 Indenture dated as of October 17, 1997 between RCN, as Issuer, and The Chase Manhattan Bank, as trustee, with respect to the 10% Senior Notes due 2007 (incorporated by reference to Exhibit 4.1 to RCN's Registration Statement on Form S-4 (Commission File No. 333-41081) ("Form S-4") filed on November 26, 1997)

          4.4       Form of the 10% Senior Exchange Notes due 2007 (included in
                    Exhibit 4.4) (incorporated by reference to Exhibit 4.2 to RCN's Form S-4)

          4.5 Indenture dated as of October 17, 1997 between RCN, as Issuer, and The Chase Manhattan Bank, as trustee, with respect to the 11 1/8% Senior Discount Notes due 2007 (incorporated by reference to Exhibit 4.3 to RCN's Form S-4)

          4.6 Form of the 11 1/8% Senior Discount Exchange Notes due 2007 (included in Exhibit 4.6) (incorporated by reference to Exhibit 4.4 to RCN's Form S-4)

          4.7 Indenture dated June 24, 1998 between RCN, as Issuer, and The Chase Manhattan Bank, as trustee, with respect to the 11% Senior Discount Notes due 2008 (incorporated by Reference to Exhibit 4.8 to RCN's Registration Statement on Form S-1 (Commission File No. 333-55673))

          4.8       Form of 11% Senior Discount Note due 2008 (included in
                    Exhibit 4.8) (incorporated by reference to Exhibit 4.8 to RCN's Registration Statement on Form S-1 (Commission File No. 333-55673))

      Exhibit No.                         Document
      -----------                         --------

          4.9 Escrow Agreement dated as of October 17, 1997 among The Chase Manhattan Bank, as escrow agent, The Chase Manhattan Bank, as trustee under the Indenture (as defined therein), and RCN (incorporated by reference to Exhibit 4.6 to RCN's Form S-4)

          4.10 Credit Agreement dated as of July 1, 1997 among C-TEC Cable Systems, Inc., ComVideo Systems, Inc., C-TEC Cable Systems of New York, Inc. and First Union National Bank, as agent (incorporated by reference to Exhibit 4.1 to RCN's Form 10)

          4.11* Form of Indenture relating to Debt Securities issued hereunder

          5.1*      Opinion of Davis Polk & Wardwell

         11.1 Statement regarding Computation of Per Share Earnings (included in the Notes to the Consolidated Financial Statements)

         12.1*      Statement re computation of ratios

         23.1 Consent of PricewaterhouseCoopers LLP with respect to RCN Corporation

         23.2* Consent of Ernst & Young LLP, Independent Auditors, with respect to Erols Internet, Inc.

         24.1 Power of Attorney (included on the signature page of the Registration Statement)

         25.1*      Statement of Eligibility of Trustee




----------
   *Previously filed.